                                                                    EXHIBIT 99.1
LOGO

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                          NOTICE OF ANNUAL AND SPECIAL
                            MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the holders of common shares of PHOENIX INTERNATIONAL LIFE SCIENCES INC. (the "Corporation") will be held in the Auditorium of the Montreal Exchange, 800 Victoria Square, 4th floor, Montreal, Quebec, H4Z 1A9, Tuesday, December 14, 1999 at 9:30 a.m. (local time) for the following purposes:

(1) to receive the report of the directors, together with the balance sheet, the statement of earnings and retained earnings, the statement of changes in financial position and the auditors' report relating thereto for the fiscal year ended August 31, 1999;

(2)  to elect directors for the ensuing year;

(3) to appoint auditors for the ensuing year and authorise the directors to fix their remuneration;

(4)  to adopt a resolution amending the Key Employee Share Option Plan; and

(5) to transact such other business as may properly come before the Meeting and any adjournment thereof.

The information circular for solicitation of proxies for the Meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the Meeting are also enclosed with this Notice.

Saint-Laurent, Quebec, November 2, 1999.

BY ORDER OF THE BOARD OF DIRECTORS




/s/ David Moszkowski
-------------------------
DAVID MOSZKOWSKI
Senior Vice President,
Chief Financial Officer and Secretary

Holders of common shares may exercise their rights by attending the Meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the Meeting in person are kindly asked to sign and return the enclosed form of proxy.

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                INFORMATION CIRCULAR FOR SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by the management of PHOENIX INTERNATIONAL LIFE SCIENCES INC. (the "Corporation") of proxies which will be used to vote at the Annual and Special Meeting (the "Meeting") of the holders of common shares of the Corporation to be held on December 14, 1999 at the time, place and for the purposes set forth in the foregoing Notice, and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the management of the Corporation can solicit proxies at a nominal cost by telephone, telegram or by personal interview. The Corporation will pay brokers and other persons holding shares for others, their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Corporation will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Corporation prior to the Meeting. A proxy may be revoked at any time by the person giving it to the extent that it has not been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Corporation. The powers of the proxy holders may also be revoked if the holder of common shares attends the Meeting in person and so requests.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy.

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Corporation. Every holder of common shares has the right to appoint a person (who may not be a shareholder) to act on his behalf at the Meeting other than those whose names are printed on the form of proxy. To exercise this right, the holder of common shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The common shares are the only securities of the share capital of the Corporation which carry voting rights. As at November 2, 1999, the Corporation has 27,141,871 common shares outstanding (the "Common Shares").

The holders of Common Shares of record as at November 8, 1999 will be entitled to one vote per Common Share held. To be entitled to vote, shareholders having acquired their shares after November 8, 1999 will have to establish ownership of the transferred shares and request, at least ten (10) days before the Meeting, that their name be entered on the shareholders list.

As at November 2, 1999, to the knowledge of the Corporation's directors and executive officers, the only persons who owned, directly or indirectly, or who exercised control or direction over more than 10% of the outstanding Common Shares were the following:

                                                            Number of     Percentage of
Name                                Type of ownership     Common Shares   Common Shares
----                                -----------------     -------------   -------------
Van Berkom & Associates Inc.     Registered & Beneficial    3,411,000        12.57%
Mr. Lucien Steru                 Registered & Beneficial    3,138,325        11.56%

ELECTION OF DIRECTORS

The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of fifteen directors. The present number of directors is seven. For the 2000 fiscal year, management proposes that the Board of Directors shall consist of eight members. Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the eight nominees whose names are set forth in the following table. Each director elected will hold office until the next Annual Meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by management for election as a director, his name, municipality of residence, the year in which he first became a director, principal occupation of each director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at November 2, 1999:

                                                                              Common Shares
                                                                            beneficially owned
                                                                                    or
                                                                            over which control
Name and                       Director                                             or
municipality of residence       Since          Principal occupation       direction is exercised
-------------------------      --------        --------------------       ----------------------
Claude E. Forget(1)              1989      Consultant and Director of              14,900
Montreal, Quebec                           the Corporation

Lucien Steru                     1997      President and Chief Operating        3,138,325
Brussels, Belgium                          Officer- Phoenix
                                           International (Europe)
Bertram A. Spilker               1997      Senior Vice President,                    None
Bethesda, Maryland                         Pharmaceutical Research
                                           Manufacturers Association
                                           (Pharmaceutical research)
Robert Raich(1)(2)               1997      Senior Partner Spiegel                   5,000
Westmount, Quebec                          Sohmer, Attorneys (Law firm)

David Goldman(1)(2)              1997      Executive Vice President and              None
Toronto, Ontario                           Chief Operating Officer,
                                           Noranda Inc. (Mining/metal
                                           producer)
Jean E. Douville                 1999      Chairman of the Board,                   9,900
Town of Mont-Royal, Quebec                 Schroders & Associates
                                           Canada Inc. (Acquisition
                                           fund)
R. Ian Lennox                    1999      Chief Executive Officer of                None
Toronto, Ontario                           the Corporation; Chairman of
                                           the Board, Drug Royalty
                                           Corporation (Biotech)
Roger A. Korman                  1999      General Manager, IMS Health               None
Westmount, Quebec                          Canada (Pharmaceutical
                                           Research, statistics)

(1) Member of the Audit Committee.
(2) Member of the Human Resources Committee.

All of the directors have been engaged in their present occupation or in other executive capacities with the companies or firms with which they currently hold positions for more than five years or have been elected to their present term of office by holders of Common Shares of the Corporation at a meeting, the notice of which was accompanied by an Information Circular for Solicitation of Proxies, except for: (i) R. Ian Lennox who was previously President and Chief Executive Officer of Drug Royalty Corporation from 1997 to 1999. Mr. Lennox was President and Chief Executive Officer of Monsanto Company (Canada) Inc. between 1991 and 1997; (ii) Mr. Jean E. Douville who, since 1997, is Chairman of the Board of Schroders and Associates Canada Inc. where he previously held the position of President from 1994 to 1997. Mr. Douville has also been a Director of the Corporation from 1994 until 1997.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth compensation paid in respect of the named executive officers (being the Chief Executive Officer and the four other most highly compensated executive officers of the Corporation in a policy making role whose total salary and bonus exceeded $100,000) for the last three completed financial years (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                               Long term
                                                                          Compensation/Awards
                                        Annual compensation              ----------------------
                             -----------------------------------------   Common
                                                            Other(1)     Shares
Name and Principal                                           Annual      Options   All Other(2)
Position                     Year   Salary(5)    Bonus    Compensation   Granted   Compensation
------------------           ----   ---------   -------   ------------   -------   ------------
                                       ($)        ($)         ($)          (#)         ($)
R. Ian Lennox(3)             1999         --         --           --          --           --
Chief Executive              1998         --         --           --          --           --
Officer                      1997         --         --           --          --           --
John W. Hooper, Ph.D.(4)     1999    396,963         --    1,014,175(4)   28,213        9,512
Outgoing Chairman and        1998    364,510    186,189       13,425      28,198       12,910
Chief Executive Officer      1997    242,124     46,123       11,650          --        3,736
Lucien Steru, M.D.           1999    419,345         --           --      21,768           --
President and Chief          1998    421,860    131,907           --      21,757           --
Operating Officer,           1997     25,644         --           --      62,500           --
(Europe)
Susan Thornton, Ph.D.        1999    414,370    152,725       10,548      10,746           --
President and Chief          1998    208,250     79,957        5,814     135,750           --
Operating Officer,           1997         --         --           --          --           --
(IBRD), Phase II-IV
James J. Conklin, M.D.       1999    331,496         --        7,534          --           --
Senior Vice President        1998         --         --           --          --           --
and General Manager          1997         --         --           --          --           --
Scientific Software
Division
Stephane Huguet, M.D.        1999    326,420     46,450       56,000       9,944          891
President and Chief          1998    192,708    210,671       39,333     259,939          773
Operating Officer            1997         --         --           --          --           --

(1) Represents interest benefits on interest free loans and car allowances.

(2) Represents premiums paid in respect of disability insurance.

(3) Mr. R. Ian Lennox joined the Corporation in September, 1999 as Chief Executive Officer following the departure of John W. Hooper and his annual salary will be approximately $420,000.

(4) Mr. John W. Hooper left the Corporation on August 31, 1999. He received a $1,000,000 retirement package.

(5) Includes compensation paid to the Named Executive Officer by the Corporation or by its subsidiaries.

Worldwide Executive Remuneration Plan

On September 29, 1998 the Board of Directors of the Corporation approved the Worldwide Executive Remuneration Plan ("WERP") applicable solely to executives of the Corporation. This plan has three goals: (i) adjusting salaries for incumbent executives whose salaries are significantly lower than specified by the policy outlined in the plan; (ii) establishing a bonus plan based on corporate and local profitability and achievement of objectives; (iii) the granting of annual stock options to the highest levels of executives under the Corporation's Key Employee Share Option Plan, as decided by the Human Resources Committee of the Board of Directors, and consistent with industry practice.

Pursuant to the WERP, salaries, grades and titles for executives are established based on various criteria. The Human Resources Committee and the Corporate Executive Committee share the responsibility of determining the grades and titles under which the Corporation's executives are categorised. The WERP also provides a detailed determination of how titles are to be attributed to the Corporation's executives.

Bonus calculations are separated in four categories: corporate, local, objectives and outstanding achievement. Every executive is graded in each of these categories and if a certain level of achievement of targets is not met the responsible executive is not eligible for any bonus payment.

Long Term Incentive Plan

There is no long-term incentive plan for the benefit of employees of the Corporation.

Key Employee Share Option Plan

On October 24, 1994, the Corporation established a Key Employee Share
Option Plan (the "Plan") in order to attract and retain highly qualified directors and employees who are motivated toward the success of the Corporation and to encourage share ownership in the Corporation by such persons. The individuals who are eligible to receive options to purchase Common Shares under the Plan are directors, senior executives and key employees of the Corporation and its subsidiaries, as determined from time to time by the Human Resources Committee of the Board of Directors which administers the Plan.

All options granted under the Plan are eligible to be exercised within ten years of the date of grant. Under the terms of the Plan, the vesting periods for the options are as follows: (i) up to 4% of the options are exercisable after one year from the date of their grant; (ii) up to 16%, after two years from the date of their grant; (iii) up to 36%, after three years from the date of their grant; (iv) up to 64%, after four years from the date of their grant; and (v) up to 100% after five years from the date of their grant. The Corporation proposes a resolution to modify the vesting periods for the options granted under the Plan as follows: (i) up to 20% of the options will be exercisable after one year from the date of their grant; (ii) up to 40%, after two years from the date of their grant; (iii) up to 60%, after three years from the date of their grant; (iv) up to 80%, after four years from the date of their grant; and (v) up to 100% after five years from the date of their grant. An adjustment period will be provided for under the Plan, as awarded, during the 2000 fiscal year for all previously issued and outstanding options taking into account the proposed modifications.

The price at which Common Shares may be purchased is determined by the Human Resources Committee but may not be less than the average of the market price (as defined) of the Common Shares on the Montreal Exchange and the Toronto Stock Exchange at the time of their grant. Financial assistance for the purchase of Common Shares under the Plan is not currently provided.

The maximum number of Common Shares that may be issued under the Plan may not exceed 2,428,920 Common Shares. The Corporation proposes that the number of Common Shares reserved for issuance be raised to 4,000,000. Furthermore, under the Plan, as modified, the maximum number of Common Shares that may be optioned in favour of any single individual would not exceed five percent (5%) of all of the outstanding number of Common Shares.

As at August 31, 1999, 70 key employees of the Corporation, as well as former Chrysalis shareholders held options to purchase 2,140,677 Common Shares, at prices ranging from $5.00 to $85.02 per Common Share.

Options granted in 1997, 1998 and 1999 to the Named Executive Officers are mentioned in the tables entitled "Summary Compensation Table" and "Option Grants During the 1999 Financial Year."

Option Grants During the 1999 Financial Year

No options were granted to any of the Named Executive Officers during the 1999 financial year.

Aggregate Number of Options Exercised during the 1999 Financial Year and Financial Year-end Option values

The following table summarises, for each Named Executive Officers, the number of Common Shares of the Corporation covered by options exercised during the financial year ended on August 31, 1999, if any, the aggregate value realized upon exercise, if any, and the total number of Common Shares of the Corporation covered by unexercised options held at August 31,1999. The value of unexercised in-the-money options at August 31, 1999 is the difference between the exercise or base price of the underlying Common Shares of the Corporation and the fair market value of these shares on August 31, 1999, which was $8.85 per share. These values, unlike the amounts set forth on the column "Aggregate Value Realized", if any, have not been, and may never be, realized. The underlying options have not been, and may not be exercised. Actual gains, if any, on exercise will depend on the value of the Corporation's Common Shares on the date of exercise. There can be no assurance that these values will be realized. For a description of the principal terms of the options, see "Summary Compensation Table -- Key Employee Share Option Plan" in this Circular.

                                                                                   Value of
                                                                                 Unexercised
                                           Aggregate       Unexercised           In-the-money
                           Securities      Value of         Options at            Options at
                            Acquired       Realized     Financial Year-end    Financial Year-end
Named Executive              During        security       (Exercisable/         (Exercisable/
Officers                 Financial Year       ($)         Unexercisable)        Unexercisable)
---------------          --------------    ---------    ------------------    ------------------
R. Ian Lennox                 None           None                --                    --
John W. Hooper                None           None            41,128/27,085       $154,350/$8,396
Lucien Steru                  None           None            10,870/73,368           $270/$6,478
Susan Thornton                None           None           125,429/10,317           $133/$3,198
James J. Conklin              None           None                --                    --
Stephane Huguet               None           None            250,397/9,547           $123/$2,960

Employment contracts

Mr. John W. Hooper entered into a new employment agreement with the Corporation on April 22, 1999. On August 31, 1999, Mr. Hooper left his employment with the Corporation. Pursuant to a separation agreement, Mr. Hooper was paid $1,000,000. He was immediately replaced by Mr. Claude E. Forget at the position of Chairman of the Board.

Mr. Lucien Steru's employment contract dated August 7, 1997 states that he was hired as President and Chief Operating Officer of I.T.E.M. Europe S.A., a subsidiary of the Corporation.

Mr. Stephane Huguet's employment contract dated November 7, 1997 states that he was hired as President and Chief Operating Officer of Phoenix Canadian operations. In the event Mr. Huguet ceases to be an employee of the Corporation following: (i) a successful take-over bid; (ii) any change in salary, responsibility, status, benefits or residence made without Mr. Huguet's prior written consent; (iii) any act on the part of the Corporation amounting to constructive dismissal according to a Court of competent jurisdiction; and
(iv) a change of control of the Corporation, he will receive adequate monetary compensation. Such monetary compensation includes an amount equal to a maximum 18 months of Mr. Huguet's gross base salary. On May 26, 1999, Mr. Huguet and the Corporation entered into an agreement that modified Mr. Huguet's employment contract in the following way: If Mr. Huguet resigns from his employment with the Corporation during period of ten (10) weeks following the nomination of a new Chief Executive Officer during the 1999 calendar year, he will be entitled to receive $144,000 of severance as complete and final payment of all amounts due to Mr. Huguet by the Corporation.

Mrs. Susan Thornton's employment contract dated June 1,1998 states that she was hired as President and Chief operating Officer of Phoenix International Life Sciences (IBRD) Inc., Phase II-IV, a subsidiary of the Corporation. In the event Mrs. Thornton ceases to be an employee of the Corporation following: (i) a successful take-over bid; (ii) any change in salary, responsibility, status, benefits or residence made without Mrs. Thornton's prior written consent;
(iii) any act on the part of the Corporation amounting to constructive dismissal according to a Court of competent jurisdiction; and (iv) a change of control of the Corporation, she will receive adequate monetary compensation. Such monetary compensation includes a minimum amount equal to Mrs. Thornton gross annual salary divided by 12 and multiplied by the number of years of employment at Phoenix International.

Mr. James J. Conklin's employment contract dated September 1, 1998 states that he was hired as Senior Director and General Manager Scientific Software, a division of the Corporation, at a starting base salary of US$220,000.

Mr. R. Ian Lennox's employment with the Corporation started in September, 1999 when was hired as Chief Executive Officer of the Corporation at a starting base salary of $420,000.

Concurrently with the signature of their employment contracts, each of the Named Executive Officer has signed a Confidentiality, Proprietary Rights, Regulatory Compliance and Non-Competition Agreement with the Corporation, the violation thereof giving rise to damages ranging from $50,000 to $100,000.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

1.   Composition of the Committee

During the 1999 financial year, the Committee was composed of three members of the Board of Directors, namely Mr. John W. Hooper, who was also Chairman and Chief Executive Officer of the Corporation, and Messrs. Raich and Goldman, two outside directors. The Committee met periodically during the fiscal year ended August 31, 1999.

2.   Mandate of the Committee

The mandate of the Committee consists of the following duties:

(a) Review and approve executive compensation policies to ensure that the Corporation is able to recruit, retain and motivate performance-oriented executive officers;

(b) Review and approve the terms on which executive officers of the Corporation are hired and pursuant to which their employment is terminated, prior to such hiring or termination;

(c) Assess at least annually the performance of the President and determine his compensation and benefits;

(d) Assess annually with the President the performance of executive officers of the Corporation and determine their compensation and benefits;

(e) Recommend to the Board of Directors the executive officers to be hired by the Corporation;

(f)  Administer the Key Employee Share Option Plan;

(g) Review and make a recommendation to the Board of Directors in respect of the Employee Profit Sharing Plan and, if approved, administer same;

(h) Review and comment on the organizational structure of the Corporation, the assignment of responsibilities and the terms of the various standard agreements entered into with non-executive employees;

(i) Ensure proper management succession planning for the Corporation and make recommendations to the Board of Directors with respect thereto;

(j) Review annually the compensation and benefits, if any, of the directors in their capacity as directors, and make recommendations to the Board of Directors with respect thereto;

(k) Implementing a process for selecting nominees for election to the Board of Directors and recruiting new candidates for Board membership and make recommendations to the Board of Directors with respect thereto;

(l) Review, on an annual basis, the relationship between each director and the management of the Corporation as well as between each director and any significant shareholder;

(m) Implementing a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees; and

(n) Submit to the Board of Directors draft descriptions of the respective roles of the Board of Directors and of the management.

3.   Compensation Policies

Compensation for each of the Named Executive Officers, as well as for all other executive officers, consisted, for the fiscal year ended August 31, 1999, of a base salary, along with annual incentives in the form of bonuses, and, in certain cases, a longer term incentive in the form of stock options.

All actions or decisions taken by the Committee with respect to compensation issues were approved, authorized and ratified by the Board of Directors.

4.   Base Salary

The Corporation has considered it desirable for executives in acquired companies, existing executives in the Corporation's original operations, and newly hired executives, to be remunerated on an equitable basis worldwide.

Effective September 29, 1998 the Board of Directors of the Corporation approved the Worldwide Executive Remuneration Plan ("WERP") in order to meet these objectives. See "Worldwide Executive Remuneration Plan" for details on the terms and conditions of the WERP.

5.   Annual Bonus

Effective September 1st, 1998, executive bonuses currently consist of up to three components, based on worldwide profitability (Corporate Bonus), profitability of the local business unit (Local Bonus), and achievement of personal objectives (Objectives Bonus). Bonuses will be paid based on the percentage achievement for each of these components, multiplied by a "Base Bonus" for each component. Base Bonuses are specified percentages of the salary paid to the executive in the relevant fiscal year.

All executive bonuses are subject to approval by the Human Resources Committee of the Board of Directors.

(a)  Base Bonuses as Percentage of Salary

The percentage of the executive's paid salary that will be used for bonus calculations and the allocation of this between three categories of performance, are listed below for each type of executive:

                      BASE BONUS AS A PERCENTAGE OF SALARY

                                 Related to        Related to        Related to
                                 Corporate      Fiscal Target of     Strategic        Total
        Nominal Grade            Net Profit      Business Unit       Objectives     Base Bonus
        -------------            ----------     ----------------     ----------     ----------
CEO                                 37.5%               0%              12.5%           50%
COO                                 10.0%              20%              10.0%           40%
CFO                                 20.0%               0%              15.0%           35%
Other Line Executive                 7.5%              15%               7.5%           30%
Staff Executive                     10.0%               0%              15.0%           25%

In the event that 100% of the target is met, the executive will be entitled to a bonus of 100% of the Base Bonus.

With respect to the Corporate Bonus, if less than 70% of target is met, no Corporate Bonus will be payable.

With respect to the Local Bonus, if less than 70% of either the corporate or local achievement target is met, no Local Bonus will be payable.

Subject to the preceding paragraphs, if between 70% and 130% of target is achieved, Corporate and Local Bonuses are proportional to the percentage of achievement on a scale of 0-200% of the Base Bonus. Both fiscally based bonuses are capped at 130% achievement, equivalent to 200% of Base Bonus.

The Objectives Bonus is payable regardless of corporate or local financial achievement.

(b)  Corporate Bonus

The Corporate Bonus is based on the Corporation's worldwide earnings per share
(EPS), as compared to the budgeted earnings per share.

(c)  Local Bonus

The Local Bonus is based on the pretax profit of the local business unit.

(d)  Objectives Bonus

The Objectives Bonus will be paid based on the percentage achievement of non-financial objectives and based on a specified percentage of the salary paid to the executive in the relevant fiscal year. At the end of the relevant fiscal year, the direct supervisor (or the HR Committee of the Board for the CEO) discusses with the executive the extent to which these objectives are achieved and the bonus is calculated accordingly.

(e)   Bonus for Outstanding Achievement when Financial Performance is Depressed

If the Corporation does not achieve 70% of its financial objectives in any particular year, and/or if a particular business unit does not achieve 70% of its financial objectives, then fiscally related bonuses may be minimal or zero. In such cases, the Human Resources Committee of the Board of Directors has the discretion to grant Outstanding Performance Bonus awards to deserving executives.

6.    Stock Options

The Key Employee Share Option Plan ("Plan") was established on October 24, 1994 in the context of the Corporation's initial public offering. The Plan is designed to enable the Corporation to attract and retain directors and employees who will be motivated toward the success of the Corporation and to encourage share ownership in the Corporation by such persons.

On July 31, 1995, the Committee decided that options be granted to certain present and future key employees (as defined) based on the position held in the Corporation and the level of responsibilities associated with such position. See "Compensation of Executive Officers -- Option Grants During the 1999 Financial Year" for details on the terms and conditions of options granted under the Plan.

Pursuant to the WERP, in addition to options granted on hiring of an executive, annual stock option awards are provided to certain of the most senior executives, as decided from time to time by the Human Resources Committee of the Board of Directors. These awards are made each year at the first meeting of the Human Resources Committee of the Board of Directors following the fiscal year end. The number of options to be awarded annually is calculated by taking the total value of the salary paid to the executive in the fiscal year, multiplying by the exchange rate of the Canadian dollar at the end of that year, multiplying by a fraction which will be different for each senior executive, and dividing by the year end share price for shares of the Corporation in Canadian dollars.

Annually awarded options vest 20% for each completed year of service following the award of such options. In order to implement this aspect of the plan, the Corporation's Key Employee Share Option Plan was amended to provide for the 20% annual vesting as described under the heading "Key Employee Share Option Plan".

7.   Other Compensation

Executive officers of the Corporation are entitled to certain additional perquisites, including use of an automobile and reimbursement of certain traveling expenses. These perquisites and other personal benefits are considered part of a competitive compensation package and are not related to corporate performance. The aggregate annual amount of such other personal benefits is no greater than the lesser of $50,000 or 10% of the total of annual base salary and bonus reported for each Named Executive Officer.

Compensation of the Chief Executive Officer

Effective April 22, 1999, Mr. Hooper entered into an employment agreement whereby he agreed to continue to provide his services for an indeterminate period at a salary of $420,000 per year. Mr. Hooper's employment with the Corporation ended on August 31, 1999.

The bonus to be paid for the fiscal year ended August 31, 1999 will be determined in accordance with the policies detailed under "Compensation Policies" and "Annual Bonus".

8.   Other Business

In accordance with its mandate, the Committee also reviewed, commented and made recommendations with respect to the current and proposed organizational structure, the description of the responsibilities assigned to each executive officer, the terms and conditions of all employment agreements entered into with each executive officer (namely employment, confidentiality and non competition agreements) and the terms and conditions of the standard agreements entered into with non executive employees.

Report submitted by the Human Resources Committee:

                                          Robert Raich, Chairman
                                          John W. Hooper
                                          David Goldman

Corporation stock performance graph

                                    [GRAPH]

PHOENIX INTERNATIONAL LIFE SCIENCES

Closing Share Price PHX vis-a-vis TSE 300 co for the period Sep. 01/98-Aug.
31/99

              DATE                 PHX                     TSE
         25-Sep-98                 9.23                    5846
         16-Oct-98                10.05                    5880
          6-Nov-98                12.48                    6418
         18-Dec-98                 15.8                    6353
          8-Jan-99                 16.7                    6869
         19-Jan-99                   17                    6730
         19-Feb-99                16.38                    6409
         12-Mar-99                 13.5                    6562
          1-Apr-99                13.18                    6625
         23-Apr-99                12.53                    7029
         14-May-99                   12                    6887
          4-Jun-99                11.75                    6940
         25-Jun-99                  9.5                    6939
         16-Jul-99                  9.3                    7286
          6-Aug-99                  9.1                    6878
         27-Aug-99                 8.83                    7106

Compensation of Directors

During the financial year ended August 31, 1999, an annual remuneration of $10,000 was paid to each director who was not a full time employee of the Corporation. In addition, fees of $750 were paid to any such director who attended a meeting of the Board of Directors or of a committee of the Board of Directors. All directors are also entitled to the reimbursement of their travelling expenses when attending such meetings.

For the financial year ended August 31, 1999, the total cash compensation paid to directors was $103,282, including reimbursement of their expenses.

The Corporation carries directors' and officers' liability insurance in an amount limited to $50 million. For fiscal 1999, the total annual premium in respect to directors' and officers' liability insurance was approximately $60,000, all of which was paid by the Corporation and charged to income.

INDEBTEDNESS OF DIRECTORS AND SENIOR EXECUTIVES

The aggregate amount outstanding to the Corporation for indebtedness incurred other than in connection with the purchase of securities of the Corporation, by its directors and officers and former directors and officers was $56,250 as at August 31, 1999:

                       TABLE OF INDEBTEDNESS OF DIRECTORS
      AND SENIOR EXECUTIVES OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

                                                  Largest Amount
                              Involvement of    Outstanding during   Amount Outstanding
Name and Principal Position   the Corporation      Fiscal 1999       August 31, 1999(1)
---------------------------   ---------------   ------------------   ------------------
Judy Zilber
Bedminster, New Jersey
Senior Vice President,
Business Development,
Marketing & Scientific
Communications                    Lender             $60,000              $56,250

(1) This loan bares no interests.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

In February 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report containing a series of guidelines for effective corporate governance (the "Governance Guidelines"). These guidelines (which are not mandatory) deal with the constitution of board of directors and board committees, their functions, the effectiveness and education of board members, their independence from management and other means of ensuring sound corporate governance. The Toronto Stock Exchange has, in accordance with the recommendations contained in such report, adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the Governance Guidelines. In July 1995, the Montreal Exchange also adopted such listing requirement and issued guidelines similar to the Governance Guidelines.

On October 19, 1995, the Board of Directors of the Corporation created an ad hoc committee to review the Governance Guidelines and report to the Board of Directors as to specific measures, if any, to be taken by the Corporation with respect thereto. On November 3, 1995, a special meeting of the Board of Directors was held to discuss the report of such committee and adopt the necessary resolutions.

The following is a summary of the particulars of the system of corporate governance of the Corporation and its current compliance with the Governance Guidelines as well as the plans of the Board of Directors to assure a greater degree of compliance with the Governance Guidelines during the current and future fiscal years of the Corporation.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters,

- Reviewing, at the beginning of each fiscal year, a strategic plan prepared and elaborated by management and assessing the achievement of the objectives set for the immediately preceding year;

- Ensuring that it is properly informed, on a timely basis, of all important issues and developments involving the Corporation and its business environment;

- Identifying, with management, the principal risks of the Corporation's business and the systems put in place to manage these risks as well as monitoring, on a regular basis, the adequacy of such systems;

- Ensuring proper succession planning including appointing, training and monitoring senior management;

-  Ensuring proper communication with shareholders, customers and governments;
   and

- Monitoring the efficiency of internal control and management information systems,

And has taken, when necessary, specific measures in this respect. Some of these duties are reflected in the extended mandate of the Human Resources Committee. See "Compensation of Executive Officers -- Human Resources Committee Report on Executive Compensation -- Mandate of the Committee".

Composition of the Board and of its Committees

The Governance Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The Governance Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Governance Guidelines also recommend that a board of directors should examine its size.

The Board of Directors followed such recommendations. Upon review of (i) the size of the Corporation, (ii) the rapid changes in the business and regulatory environment within which the Corporation presently operates, (iii) the increasing number of important duties assigned to unrelated directors appointed on the various committees, the Board of Directors concluded that, for the next fiscal year, two new unrelated director should be appointed, Mr. Roger A. Korman and Mr. Jean E. Douville, and that Mr. R. Ian Lennox and Mr. Lucien Steru should be the only senior executives to continue to serve on the Board of Directors.

In August 1997, with the Corporation's acquisition of I.T.E.M. Holdings, Mr. Lucien Steru was appointed to the Board of Directors. Since he continues to be employed by the Corporation, he is considered a related Director. In September 1999, Mr. R. Ian Lennox commenced his functions as an employee of the Corporation as Chief Executive Officer. On October 4, 1999, Mr. Lennox became a member of the Board.

Thus, the proposed Board of Directors for fiscal 2000 consists of six unrelated directors and of two related directors: Mr. R. Ian Lennox, Chief Executive Officer of the Corporation, and Mr. Lucien Steru, the President and Chief Operating Officer of Phoenix International (Europe), a subsidiary the Corporation.

A further Governance Guideline recommends that the Audit Committee be made up of outside directors only. This guideline also states that other board committees should be comprised of outside directors, a majority of which should be unrelated directors.

At a meeting of the Audit Committee held on October 25, 1999, and Audit Committee Charter was adopted by the Corporation. This Charter follows the recommendations of the Blue Ribbon Committee on improving the effectiveness of Corporate audit committees. This Committee is the joint creation of the New York Stock Exchange and the National Association of Security Dealers.

Set out below is a description of the committees of the Board of Directors and their mandate.

Audit Committee

The mandate of the Audit Committee consists in reviewing (i) the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities, (ii) the nature and scope of the annual audit as proposed by the auditors and management and, (iii) with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation, and make recommendations to the Board of Directors in respect thereto. The Board of Directors will, in the course of the current fiscal year, examine and, if necessary, redefine or clearly specify the mandate of the Audit Committee and ensure that such committee reports, at least on a quarterly basis, to the Board of Directors.

Human Resources Committee

Following a recommendation of the ad hoc committee on corporate governance, the Board of Directors changed the name of the Compensation Committee to that of the "Human Resources Committee" and expanded the matters which are to be dealt with by such committee. The mandate of the Human Resources Committee is outlined above under "Compensation of Executive Officers -- Human Resources Committee Report on Executive Compensation -- Mandate of the Committee".

Independence from Management and Evaluation of the Board and Each Director

Since the nomination of R. Ian Lennox as Chief Executive Officer of the Corporation and the nomination of Mr. Claude E. Forget as Chairman of the Board, the Corporation believes that it meets the requirements of the Governance Guidelines that state that the independence of a board is most simply achieved by appointing a chair who is not a member of management. Mr. John W. Hooper was Chairman of the Board and Chief Executive Officer until August 31, 1999 when he left his employment with the Corporation. The Human Resources Committee is responsible for implementing a process to assess annually the effectiveness of the Board of Directors and its various committees.

Other

The Corporation considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. In this regard, a formal orientation and education program will be established. The proposed program contemplates that each new director, in addition to discussions with the Chairman of the Board with respect to the business and the operation of the Corporation, will be provided with a record of historical public information on the Corporation, a copy of the mandate of each committee and prior minutes of the Board of Directors. The Board of Directors has undertaken to refine such program and implement it.

In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Corporation. The engagement of outside advisor is subject to the approval of the lead director.

Furthermore, reference is made to the definition of the mandate of the Human Resources Committee for particulars of other measures taken to assure a greater degree of compliance with the Governance Guidelines and increase the effectiveness of the Board of Directors.

APPOINTMENT OF AUDITORS

Ernst & Young, chartered accountants, have been the auditors of the Corporation since July 22, 1994.

Except where the authority to vote in favour of the appointment of Ernst & Young is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Ernst & Young, chartered accountants, as auditors of the Corporation and to vote FOR authorising the Board of Directors to determine their remuneration. The auditors will hold office until the next annual meeting or until their successors are appointed.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at November 2, 1999. The management of the Corporation presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgement.

APPROVAL OF THE DIRECTORS

The directors of the Corporation have approved the content and the sending of this Circular.

Saint-Laurent, Quebec, November 2, 1999.

Chairman of the Board



/s/ Claude E. Forget
--------------------------
MR. CLAUDE E. FORGET

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

The undersigned shareholder of PHOENIX INTERNATIONAL LIFE SCIENCES INC. (the "Corporation") hereby appoints Mr. R. Ian Lennox, failing whom, Mr. David Moszkowski, OR INSTEAD OF THE FOREGOING, as the proxyholder of the undersigned
to attend and act for and on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON DECEMBER 14, 1999 (the "Meeting"), and at any adjournment thereof, to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or changes to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

The said proxyholder is specifically directed to vote or withhold from voting shares registered in the name of the undersigned as indicated below:

         (1)  VOTE FOR  [ ]      OR      WITHHOLD FROM VOTING  [ ]
             in respect of the election of the nominees for directors of the Corporation, as a group, as listed in the Information Circular for Solicitation of Proxies.

         (2)  VOTE FOR  [ ]      OR      WITHHOLD FROM VOTING  [ ]
             in respect of the appointment of Ernst & Young as auditors of the Corporation and authorizing the directors to fix their remuneration.

         (3)  VOTE FOR  [ ]      OR      AGAINST  [ ]
             in respect of the resolution amending the Key Employee Share Option Plan as described in the Information Circular for Solicitation of Proxies.

Date:                              Signature: _____________________________

NOTES:

This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint shareholders must each sign. Executors, administrators, trustees, etc., must indicate their capacity when signing. If undated, this proxy is deemed to bear the date on which it was mailed to the shareholder. A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons whose names are already printed on this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided above or by completing another proper form of proxy. The shares represented by this proxy will, on a show of hands or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted for in respect of the itemized matters.



                                     PROXY

                       PLEASE COMPLETE AND RETURN IN THE

                               ENVELOPE PROVIDED.